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SE

SEC
Mail Processing
Section
FEB 22 2018
Washington DC
415

18001148

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-25384 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Planning Consultants, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14500 S. Outer 40 Road, Suite 201
(No. and Street)

Chesterfield, MO 63017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Kluesner 314-878-7700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP
(Name – *if individual, state last, first, middle name*)

999 Executive Parkway Drive, Suite 301, St. Louis, MO 63141
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

" P U B L I C "







RMS
DM

FINANCIAL PLANNING CONSULTANTS, INC

TABLE OF CONTENTS


FACING PAGE – PUBLIC ........................................................................ 1-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........3

FINANCIAL STATEMENTS:

**Statement of Financial Condition** ........................................................................ 4

**Notes to Financial Statements** ........................................................................ 5-7

**Exemption Report SEA Rule 17a-5(d)(4)** ........................................................ 8

**Report of Independent Registered Public Accounting Firm**

**Review of the Exemption Report SEA Rule 17a-5(g)(2)(ii)** ................................ 9

# OATH OR AFFIRMATION

I, Richard L. Kluesner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Planning Consultants, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

BARBARA GROSSHEIDER
Notary P... - Notary Seal
Sta... ...ssouri
Commissio... ... Louis County
My Commissio... ...vember 09, 2018
Commissio... ... 14427013

BARBARA GROSSHEIDER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: November 09, 2018
Commission Number: 14427013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Boyd, Franz & Stephans LLP**

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Stockholders of Financial Planning Consultants, Inc.**

**We have audited the accompanying statement of financial condition of Financial Planning Consultants, Inc., as of December 31, 2017 and the related notes (collectively referred to as the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Financial Planning Consultants, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the Unites States of America.**

Basis for Opinion

**These financial statements are the responsibility of Financial Planning Consultants, Inc.'s management. Our responsibility is to express an opinion on Financial Planning Consultants, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Financial Planning Consultants in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.**

**We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.**

Boyd, Franz & Stephans LLP
St. Louis, Missouri
February 2, 2018

# FINANCIAL PLANNING CONSULTANTS, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2017

### ASSETS

| | | |
|---|---|---|
| Cash | | $ 456,741 |
| Commissions receivable - brokerage | | 28,741 |
| Commissions receivable - other | | 54,635 |
| Employee advances | | 1,500 |
| Prepaid expenses | | 21,866 |
| Furniture and leasehold improvements, at cost | $ 192,428 | |
| Less accumulated depreciation | (192,428) | - |
| Deposits | | 30,048 |
| Total assets | | $ 593,531 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable | $ 7,902 |
| Accrued expenses | 10,110 |
| Commissions payable | 85,852 |
| Income taxes payable (Note 4) | 23,200 |
| Total liabilities | $ 127,064 |
| Stockholders' equity: | |
| Class A common stock $1 par value; voting; authorized 493,000 shares; issued and outstanding 397,034 | |
| Class B common stock $1 par value; non-voting; authorized 507,000 shares; issued and outstanding 333,221 | $ 725,255 |
| Paid-in capital | 114,689 |
| | $ 839,944 |
| Less 355,117 shares of treasury stock at cost | (474,386) |
| | $ 365,558 |
| Retained earnings | 100,909 |
| Total stockholders' equity | $ 466,467 |
| Total liabilities and stockholders' equity | $ 593,531 |

See Notes to Statement of Financial Condition

## NOTE 1: - DESCRIPTION OF BUSINESS:

Financial Planning Consultants, Inc., a Missouri corporation, was organized in 1979 for the purpose of providing broker-dealer services to its customers. The Company services the Midwest region of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities limited partnerships, and insurance products.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

## NOTE 2 – CONCENTRATIONS OF CREDIT RISK:

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

## NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES:

Security transactions and related commission revenue and expense are recorded on a trade date basis. Acting as an agent, the Company may buy and sell securities on behalf of its customers. In return for such services, the Company charges a commission. Each time customers enter into a buy or sell transaction, a commission is earned by the Company for its selling and administration efforts.

The Company records temporary investments at market and any unrealized gain/loss is reflected on the books.

Commissions payable are current obligations to brokers resulting from the buying and selling of securities and annuities to customers in the ordinary course of business.

In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. The activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

Fixed assets are carried at cost, less accumulated depreciation computed using both the straight-line and accelerated methods. Depreciation for the year ended December 31, 2017, is $7,049. Fixed assets are depreciated as follows:

| | Estimated Useful Life | Cost | Accumulated Depreciation |
|---|---|---|---|
| Furniture and Fixtures | 7-10 Years | $ 176,734 | $ 176,734 |
| Leasehold Improvements | 39 Years | 15,694 | 15,694 |
| | | $ 192,428 | $ 192,428 |

Depreciation is provided by various methods using useful lives ranging from five to thirty-nine years.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 4 – INCOME TAXES:

The provision for income taxes consists of both current and deferred taxes. Current taxes consist of amounts for taxes owed on current year book income. Deferred taxes consist of amounts for taxes owed on permanent differences between taxable income and book income.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE 5 – NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital and net capital requirements of approximately $422,451 and $100,000, respectively. The Company's net capital ratio was 4.22 to 1.

NOTE 6 – RESERVE REQUIREMENTS:

The Company is exempt from the reserve requirements of the Securities and Exchange Act of 1934, per section (k)(2)(ii) of Rule 15c3—3.

NOTE 7 – LEASES:

The Company leases office space located in St. Louis, Missouri, under a contract commencing October 18, 1993. The seventh amendment to the agreement extended the lease to December 31, 2018. Annual base rental payments are as follows:

| | |
|---|---|
| 2018 | $ 104,058 |

NOTE 8 – EMPLOYEE BENEFIT PLANS:

The Financial Planning Consultants, Inc. 401(k) Plan was adopted by the Company on July 12, 1989, under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees of the Company including executive officers are eligible to participate after completing one year of service, as defined, and attaining 21 years of age. A participating employee may elect to defer on a pretax basis a percentage of his or her salary. All amounts vest immediately and are invested in various funds as directed by the participant. The full amount in a participant's account will be distributed to a participant upon termination of employment, retirement, disability or death. Management of the Company has authorized an employer contribution to the plan in the amount of $7,568 to be paid by March 15, 2018.

NOTE 9 – COMMITMENTS AND CONTINGENCIES:

The Company has no commitments or contingencies that require disclosure through February 2, 2018, the date of the Report of Independent Registered Public Accounting Firm.

NOTE 10 – SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through February 2, 2018, the date of the Report of Independent Registered Public Accounting Firm.

FINANCIAL
PLANNING
CONSULTANTS, Inc.
*Providing The Building Blocks For Your Financial Future*

MEMBER FINRA

**EXEMPTION REPORT SEA RULE 17a-5(d)(4)**

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Financial Planning Consultants, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15C3-3 for the fiscal year ended December 31, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Richard L. Kluesner
Financial Principal



SIPC

14500 South Outer 40 Road ■ Lakeview Center, Suite 201 ■ Chesterfield, MO 63017
314-878-7700 ■ Fax: 314-878-0640 ■ Toll Free 800-878-7717
*www.fpcinvest.com*

**Boyd, Franz & Stephans LLP**

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA

## Report of Independent Registered Public Accounting Firm

**To the Board of Directors and Stockholders**
**of Financial Planning Consultants, Inc.**

**We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Financial Planning Consultants, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Planning Consultants, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) Financial Planning Consultants, Inc. stated that Financial Planning Consultants, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Planning Consultants, Inc.'s management is responsible for compliance with the exemption provisions and its statements.**

**Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Planning Consultants, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.**

**Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.**

Boyd, Franz & Stephans LLP
St. Louis, Missouri
February 2, 2018

# FINANCIAL PLANNING CONSULTANTS, INC.

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## FINANCIAL STATEMENTS WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

---

## FOR THE YEAR ENDED DECEMBER 31, 2017

AVAILABLE FOR PUBLIC INSPECTION